EXHIBIT 99.1

Electrovaya Closes $50.8 Million Direct Loan with Export-Import Bank of the United States (“EXIM”) to Expand U.S. Battery Manufacturing

Funding Under EXIM‘s Make More in America Initiative to Fuel Expansion of Electrovaya's Jamestown Battery Manufacturing Facility

Combination of EXIM Funding with $20 million BMO Credit Facility and $12 Million Equity Capital from December 2024 Provides Electrovaya with Over $80 million for Aggressive U.S. Expansion

Electrovaya has Met Substantially All Condition Precedent Requirements to Drawdown on the EXIM Facility

JAMESTOWN, NEW YORK / ACCESS Newswire / March 10, 2025 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has closed a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States ("EXIM") under the bank's ‘Make More in America' initiative. The Company has also met substantially all of EXIM's condition precedents required to begin drawdowns on the loan.

This financing will fund Electrovaya's battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility. Electrovaya has rapidly increasing demand for its products from a wide range of heavy duty and mission critical electrified applications, and it has been a priority of the Company to expand its manufacturing operations in the United States for these vital products. The Company's manufacturing facility in Jamestown is scheduled to produce Electrovaya's proprietary Infinity lithium-ion ceramic cells, which offer industry leading longevity and safety.

The battery manufacturing facility in Jamestown is expected to lead to over 250 jobs and support Electrovaya's exports to Japan, Canada and Australia. Furthermore, the facility will both benefit from and help support developing supply chains in the US for lithium-ion battery production.

Key Features of the Agreement:

•	Loan Amount: $50.8 million

•	Term: Six years following drawdown period including one year of interest only payments followed by five years of interest and principal payments.

•	Effective Interest Rate: To be finalized prior to the first disbursement but expected to be between 6 and 7 percent annualized.

•	Use of Proceeds: $46.4 million for lithium-ion cell, module and battery pack manufacturing, $5.3 million for construction and engineering.

•	Other Key Terms: Intercreditor agreement with the Bank of Montreal ("BMO"), who is providing a $20.0 million facility to support working capital requirements.

"The funding from EXIM is a game changer and instrumental for our capacity expansion strategy of lithium-ion cell production in the United States," said Dr. Raj DasGupta, CEO of Electrovaya. "Our facility in Jamestown is powered by low cost renewable hydro electricity and will produce the longest lasting and safest lithium-ion cells in the world when it starts commercial shipments in 2026. We expect this expansion to support our plans for exponential growth and lead to improvements in our margins through vertical integration. We are also well underway with the start of battery system assembly in Jamestown, which is anticipated to start in Q2 CY2025."

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, other financial projections, working capital, cost of capital, cash flow anticipated in FY 2025, the Company's requirements for additional financing, purchase orders, mass production schedules, funding from EXIM, use of proceeds of the EXIM facility, use of proceeds for the working capital Facility, ability to utilize the accordion for $25 million, ability to sustain a long term partnership with EXIM and BMO, ability to export battery products to international customers, ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. In making the forward-looking statements included in this news release, the Company has made various material assumptions, including but not limited to assumptions with respect to the Company's customers deploying its products in accordance with communicated intentions, the Company's customers completing new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders in FY 2025 based on customers' historical patterns and additional demand communicated to the Company and its partners, the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and servicing existing customers, the availability to obtain financing on reasonable commercial terms, including the EXIM facility. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions, macroeconomic effects on the Company and its business, and on the lithium battery industry generally, not being able to obtain financing on reasonable commercial terms or at all, including not being able to satisfy any condition of drawdowns under the EXIM facility, that the Company's products will not perform as expected, supply and demand fundamentals for lithium-ion batteries, the risk of interest rate increases, persistent inflation in the United States and Canada and other macroeconomic challenges, the political, economic, and regulatory and business stability of, or otherwise affecting, the jurisdictions in which the Company operates, including new tariff regimes. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2024 under "Risk Factors", and in the Company's most recent annual and interim Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities and filed or furnished with the SEC.. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.